May 22, 2007

Mark S. Bergman, Esq.
Patricia Vaz de Almeida, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Alder Castle, 10 Noble Street
London EC2V 7JU
United Kingdom

RE: **TOM Online, Inc.**
      Schedule 13E-3
      Filed by TOM Online, Inc. and TOM Group Limited
      Date Filed: April 30 and May 1, 2007
      Schedule 13E-3/A filed May 2, 2007
      File No. 5-81611

Ladies and Gentlemen:

We have reviewed your filings, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

1. Revise to the legend on the outside cover page of the principal disclosure document to make clear that any representation to the contrary of what has already been stated is a criminal offense. See Rule 13e-3(e)(iii). At present, this legend only generically references illegality through use of the term "unlawful."

2.   As the filing persons are aware based on the disclosure provided under the heading "Special Factors" appearing on page 50 of the disclosure document, Rule 13e-3(e)(ii) requires disclosure of Items 7-9 on Schedule 13E-3 in this section. The disclosure, however, is required to be prominent and appear in the front of the disclosure document disseminated to security holders. Advise us how the filing persons met this disclosure obligation given the placement of the disclosure.

3.   Revise the forepart of the disclosure statement, such as the section titled "How do the Proposals compare with the recent prices of Shares," to prominently describe what the going private consideration represents. For example, clarify whether the going private consideration is an amount equivalent to the value of the company as a whole, or an amount equivalent to an arbitrary, calculated or negotiated distribution disproportionate to the market or future projected value of the company.

4.   Confirm for us, if true, that under the description of the Share Proposal, any issuance of new shares by TOM Online to TOM would not involve an offer of securities to investors resident in the United States.

5.   The cover page to TOM Online's most recent Form 20-F shows two classes of securities registered pursuant to Section 12(g) of the Act. Please review whether or not this disclosure is correct and, if not, please amend the Form 20-F as appropriate. For guidance on whether American Depositary Shares should be treated as a class of securities separate and distinct from the Ordinary Shares, please see Exchange Act Release No. 34-29226.

6.   To the extent that TOM Online has two distinct classes of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, please revise the fairness determinations made by each filing person to be directed at the unaffiliated security holders of each class or advise us why such disclosure is not required. It appears that two fairness determinations may be required given that the proposed transaction would be designed to produce the requisite going private effects specified in Rule 13e-3 with respect to each class.

7.   Advise us, with a view towards revised disclosure, how the filing persons fully complied with Item 1013(d) of Regulation M-A. See Instruction 3 thereto. The disclosure must, for example, also express the affiliates' increased interest in net book value and net earnings in dollar amounts and percentages.

8.   Augment the disclosure to specifically identify the federal securities laws to which TOM Online will no longer be subject. At present, the general discussion about periodic reporting fails to inform unaffiliated security holders of the benefit being conferred upon the persons who will own the surviving company.

9.   Quantify the cost savings of longer being subject to the federal securities laws. See Instruction 2 to Item 1013 of Regulation M-A. Identify these savings as a benefit being conferred upon the affiliated parties who are engaged in this transaction.

The Option Proposal, page 23

10.   Please advise us, with a view toward revised disclosure, what consideration has been given to the application of Section 14(e) and Regulation 14E to the option proposal. While we recognize the offer to purchase the options is contingent upon the Share Proposal becoming effective and binding, please confirm that TOM and its agent are aware that the filing of a Form 15 by TOM Online will not terminate the need for parties to comply with Section 14(e) and Regulation 14E for at least 90 days after the filing of such form.

Letter from the Independent Financial Advisor…, page 31

11.   The disclosure on this page indicates the letter is "for the information of the Independent Board Committee solely in connection with their consideration of the Proposals…" Revise the summary of the report to make clear, if true, that unaffiliated security holders may rely upon the materials when making their investment decision. Alternatively, provide the disclosure that is required with respect to fairness opinions that do not want remove the limitation on reliance. The publicly available guidance administered in this area is available on our website under the Division of Corporation Finance's Current Issues Outline at Section II.D.3.

Fairness, page 56

12.   We note the repeated references to the "Independent Shareholders." As stated in the Division of Corporation Finance's publicly available Excerpt of the November 2000 Current Issues Outline beneath the Rule 13e-3 guidance on our website, members of senior management of the issuer, such as officers and directors, are generally deemed affiliates. These affiliates may own Common Shares and/or ADS of the issuer. Accordingly, please revise each filing person's fairness determination so that it is expressly directed to unaffiliated security holders. The references to "Independent Shareholders (including without limitation the ADS Holders) neither comply with Item 8 of Schedule 13E-3 nor corresponding Item 1014(a) of Regulation M-A.

13.   In view of the requirements to direct the fairness determinations to the unaffiliated security holders of the class that is going private, please supplement the disclosure with respect to the ING fairness advisor to meet this disclosure standard.

14.	Provide us with a brief legal analysis in support of the apparent view that the Goldman Sachs presentations did not constitute a report, opinion or appraisal within the meaning of Item 1015 of Regulation M-A. Item 1015(b), for example, does not indicate that the report, opinion or appraisal to be in writing or that an opinion statement be issued as a prerequisite for determining when disclosure is required.

15.	Each filing person must independently disclose their belief as to whether the transaction is substantively and procedurally fair to the unaffiliated security holders. Please revise. *See* Item 1014(a) of Regulation M-A and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). *Refer also* to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

16.	Each filing person must disclose whether and why they believe, if true, that the proposed transaction is procedurally fair despite the apparent absence of at least one of the safeguards identified in Item 1014(c)-(e) of Regulation M-A. *Refer* to Question and Answer No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

17.	Item 1014(b) of Regulation M-A requires a discussion of the material factors upon which a belief as to fairness is based as to each filing person. The discussion of factors considered in determining the fairness of the proposed transaction should address the factors set forth in general Instruction (2) to Item 1014 of Regulation M-A. While we recognize that not all of the factors may have been material to the fairness determination, we believe that at least certain minimal elements should be included in this discussion. Each filing person in the instant transaction must expand the fairness discussion in support of their fairness determination with regard to the impending purchase to specifically address the Item 1014(b) factors to the extent not already addressed. *See* Question and Answer 20, Exchange Act Release No. 17719 (April 13, 1981). If conclusions were reached that none of the omitted factors were material, please disclose the bases for such conclusions. For example, the relevance of going concern value must be specifically addressed as the existing conclusory statement does not comply with Instruction 3 to Item 1014 of Regulation M-A. Historical stock prices and Net Book Value as need to be expressly addressed and discussed. Adoption of the analysis of another party is also permitted, but only to the extent such party expressly addressed such factors. *See* Questions and Answers Nos. 20 & 21 in Exchange Act Release No. 17719 (April 13, 1981).

Interests of TOM and Parties Acting in Concert with TOM…, page 102

18. Advise us, with a view toward revised disclosure, the basis upon which the filing persons have concluded that the parties acting in concert with TOM do not need to be identified as filing persons on the Schedule 13E-3. Alternatively, revise the schedule to identify them on the cover page, provide the required disclosures and add them as signatories to the schedule. We note, for example, that the definition of Independent Shareholder includes not less than six persons who are disqualified from being defined as Independent.

Closing Comments

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. If you have any questions, you may contact me at 202.551.3266

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions